Apelab Inc



ANNUAL REPORT

11903 Nebraska Ave

Los Angeles, CA 90025

0

https://www.zoe.com/

This Annual Report is dated April 29, 2022.

BUSINESS

Zoe Immersive, Inc. ("Zoe" or the "Company") offers a no-code 3D/spatial content creation toolset and creator marketplace, built around the Zoe App. Zoe allows creators of academic and training content the ability to provide premium, gamified educational content to learners of all kinds. Zoe caters to creators of all types -- from teachers, educators, parents, high school and college students.

Zoe was initially organized as Spatial Stories, Inc., a Delaware corporation on July 2, 2015, changed its name to Apelab, Inc. on January 15, 2016, and will again change its name to Zoe Immersive, Inc. in August 2021. The company has already reserved the name.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $450,000.00
Number of Securities Sold: 29,391,768
Use of proceeds: To build the company's core software tools.
Date: February 06, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021, compared to Year ended December 31, 2020:

Revenue for fiscal year 2021 was $325,213, a slight decrease of 15% compared to fiscal year 2020 revenue of $381,307. This decrease is explained by the fact that the company has been focusing on building the Zoe product rather than on consulting, work-for-hire deals. In fact the percentage of revenue from Zoe software has increased by 10X since 2020.

Cost of sales in 2021 decreased to $5,707 as a function of streamlining our sales strategy. This number is expected to increase as we continue to deploy the Zoe product line as an automated service.

Historical results and cash flows:

As we are just at the beginning of generating revenue with our new educational Saas based software, we anticipate operating losses through the coming quarters and can expect similar cash flows over those periods.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $115,540.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Both debts mentioned in the previous filling are now paid in full.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Emilie Joly

Emilie Joly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: July 15, 2015 - Present
Responsibilities: Oversight of entire company, management of business development and strategic partnerships. Base salary currently authorized: $78,000/year.

Name: Maria Beltran

Maria Beltran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Manager of Product Development.
Dates of Service: July 15, 2015 - Present
Responsibilities: Oversight and product management. Base salary currently authorized: $78,000/year.

Other business experience in the past three years:

Employer: Ecole Polytechnique fédérale de Lausanne
Title: UX/UI Designer
Dates of Service: July 01, 2018 - April 15, 2020
Responsibilities: Designing tools for educational robots

Name: Sylvain Joly

Sylvain Joly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Design Manager
Dates of Service: July 15, 2015 - Present
Responsibilities: Oversight of company communications, websites. Management of company-wide design guidelines. Base salary currently authorized for Design Manager role: $78,000/year.

Position: Secretary
Dates of Service: July 05, 2015 - Present
Responsibilities: Official company secretary. There is no additional compensation currently authorized for this position.

Name: Marc Jackson

Marc Jackson's current primary role is with Seahorn Capital Group, Inc.. Marc Jackson currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Acting CFO and Board Chair

Dates of Service: July 15, 2015 -March 15, 2022
Responsibilities: Oversight of financial planning and operations; organizing corporate board meetings and actions. For the interim officer role, consulting wage for 2021 is variable based on finance-related success metrics and currently authorized up to an estimated $120,000/year

Other business experience in the past three years:

Employer: Seahorn Capital Group, Inc.
Title: Owner/CEO
Dates of Service: January 01, 2003 - Present
Responsibilities: Consultant; financial services compliance oversight.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Emilie Joly
Amount and nature of Beneficial ownership: 55,139,891
Percent of class: 31.1

Title of class: Common Stock
Stockholder Name: Sylvain Joly
Amount and nature of Beneficial ownership: 35,512,204
Percent of class: 20.0

Title of class: Common Stock
Stockholder Name: Maria Beltran
Amount and nature of Beneficial ownership: 35,512,204
Percent of class: 20.0

RELATED PARTY TRANSACTIONS

Previous Related Party Transaction paid in full.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and SAFE Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 15,285,698 of Common Stock.

Common Stock

The amount of security authorized is 208,645,443 with a total of 180,599,040 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Preferred Stock.

SAFE Convertible Notes

The security will convert into Common or preferred equity. and the terms of the SAFE Convertible Notes are outlined below:

Amount outstanding: $229,000.00
Maturity Date: November 20, 2030
Interest Rate: 0.0%

Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Future qualified round of financing (Nb: a RegCF campaign will not trigger conversion as this is not considered a "Direct Listing" under SEC rules).
Material Rights

These SAFE instruments are standard "YCombinator" SAFEs developed in conjunction with Cooley LLP and can be found here at: ycombinator.com/documents. These SAFE instruments use the YCombinator "POST-MONEY VALUATION CAP WITH DISCOUNT" standard form. UpCounsel also has a resource discussing the material terms of these SAFE instruments used by the Company, here at: upcounsel.com/safe-notes. The Company has not customized or modified any of the material terms of the standard form procured from the YCombinator SAFE website.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Apelab Inc

By   /s/ *Emilie Joly*

       Name: Emilie Joly

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

APELAB INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 14, 2022

To: Board of Directors, APELAB INC.

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying consolidated financial statements of APELAB INC. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Apelab Inc
Index to Financial Statements
(unaudited)


APELAB INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2021 and 2020
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	115,540	77,260
Other current assets	27,271	29,810
Total current assets	142,811	107,070
Fixed assets, net	448	448
Total Assets	143,259	107,518
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current Liabilities Accounts and credit card payable	7,500	22,737
Other current liabilities	41,984	43,144
Total Current Liabilities	49,484	65,881
Long-term notes payable, related party	15,000	12,509
SAFE instruments	600,720	600,720
Pret Covid/PPP Loan	33,980	29,443
Other long-term liabilities	10,936	33,890
Total Liabilities	710,119	742,443
SHAREHOLDERS' EQUITY		
Common stock	25,573	23,366
Retained deficit	(592,433)	(658,291)
Total Shareholders' Deficit	(566,860)	(634,925)
Total Liabilities and Shareholders' Deficit	143,259	107,518


APELAB INC.
CONSOLIDATED STATEMENT OF OPERATIONS
As of December 31, 2021 and 2020
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)


	2021	**2020**
Revenues, net	325,213	381,307
Cost of goods sold	5,707	87,614
Gross profit	319,506	293,693
Operating expenses		
Marketing	7,999	3,440
Wages and salaries	240,577	391,078
Other general and administrative	166,398	72,062
Total operating expenses	414,974	466,580
Net Operating Income (Loss)	(95,468)	(172,887)
Other income (expense)	(1,406)	3,699
Grant income	69,319	
Tax (provision) benefit		
Net Income (Loss)	(27,555)	(169,188)

APELAB INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY / (DEFICIT)
As of December 31, 2021 and 2020
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Retained Deficit	Shareholders' Equity/(Deficit)
Balance as of January 1, 2020	**$23,366**	**($489,103)**	**($465,737)**
Net Income (Loss)		($169,188)	($169,188)
Balance as of December 31, 2020	**$23,366**	**($658,291)**	**($634,925)**
Equity adjustment		($238)	$730,783
Raised Capital	$95,858		$95,858
Net Income (Loss)		($27,555)	($27,555)
Balance as of December 31, 2021	**$25,573**	**($658,529)**	**($566,860)**

APELAB INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For Years Ending December 31, 2021 and 2020
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2021	2020
Operating Activities		
Net Income (Loss)	-27555	-169188
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation		216
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	19167	-26351
(Increase) Decrease in accounts receivable	-10610	0
Increase (Decrease) in accounts and credit cards payable	-15237	220
Increase (Decrease) in other current liabilities	-1160	23390
Net cash used in operating activities	-35395	-171713
Investing Activities		
Purchase of fixed assets	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from loans payable, related party	-7829	2409
Proceeds from Pret Covid/PPP loans payable	-29353	29443
Proceeds from Grants	15000	
Proceeds from other long-term liabilities	0	33890
Proceeds from SAFE instruments	0	101109
Capital raised	95858	
Net change in cash from financing activities	73676	166851
Net change in cash and cash equivalents	38280	-4862
Cash and cash equivalents at beginning of period	77260	82122
Cash and cash equivalents at end of period	115540	77260

APELAB INC.
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE CALENDAR YEARS ENDED 2021 AND 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

APELAB INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on July 2, 2015. The Company use technological breakthroughs as storytelling tools to craft new ways of interacting with the digital world through a virtual reality-based software-as-a service platform. The Company wholly owns a subsidiary based in Switzerland whose material results are consolidated in the presentation of these financial statements.

Since inception, the Company has relied on issuing SAFE instruments and revenue from product sales to fund its operations. As of December 31, 2021, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.
Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Intangible Assets
The Company has capitalized certain of its platform development costs. Once the platform is launched, the Company will amortize the balance of development costs over the useful life of the platform as a cost of revenue. The Company reviews the carrying value of these intangible for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $115,540 and $82,122 of cash on hand, respectively.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles

for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company earns revenues through the use of its platform and the user fees generated. Additionally, the Company earns revenue through consulting revenue and records such revenue as services are performed

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing

economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date. Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred

NOTE 3 – DEBT
The Company's primary obligations relate to loans made to the Company by a Company insider totaling $10,100 and $10,100 as of December 31, 2021 and 2020, respectively. This is an unsecured advance of funds with no formal maturity.

Additionally, the Company procured $28,934 and $29,925 of funding under the CARES Act of 2020-21 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA") as of December 31, 2021 and 2020 respectivaly. The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. The Company has met those requirements for the 2020 loan which has been forgiven at 100% and met those requirements to have the 2021 loan fully forgiven.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any pending litigation against it.

NOTE 5 – SAFE INSTRUMENTS

The Company has issued simple agreements for future equity ("SAFEs") in exchange for cash used to fund the development and operation of the business. The SAFEs provide for the future conversion of the principal amount into equity at pre-arranged discount rates and valuation caps.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business other than the lending by an officer of the Company to the Company as discussed in Note 4.

As these transactions are between related parties, there can be no guarantee that the dealings represent similar terms as to what could be found in an arm's length setting.

NOTE 7 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December

31, 2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 8 – SUBSEQUENT EVENTS

In 2022, the Company intends to continuing offering securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through April 14, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Emilie Joly, Principal Executive Officer of Apelab Inc, hereby certify that the financial statements of Apelab Inc included in this Report are true and complete in all material respects.

Emilie Joly

CEO